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                                  UNITED STATES
                       SECURITIES AND EXCHANGE OMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                       The Management Network Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    561693102
                                 (CUSIP Number)

                                 August 20, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561693102

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
     Potomac Capital Management LLC
     13-3984298

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [   ]
     (b) [   ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
     New York


Number of          5.   Sole Voting Power
Shares                  2,016,818 shares of common stock
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        2,016,818 shares of common stock

                   8.   Shared Dispositive Power
                        0

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,016,818 shares of common stock

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) [   ]

11.  Percent of Class Represented by Amount in Row (9)
     5.80%(1)

12.  Type of Reporting Person (See Instructions)
     HC; OO (Limited Liability Company)

---------------------
(1) Based on 34,799,758 shares of common stock of The Management Network Group, Inc. outstanding as of August 14, 2009.

CUSIP No. 561693102

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
     Potomac Capital Management II, LLC
     26-2667762

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [   ]
     (b) [   ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
     New York

Number of          5.   Sole Voting Power
Shares                  188,007 shares of common stock
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        188,007 shares of common stock

                   8.   Shared Dispositive Power
                        0

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
     188,007 shares of common stock

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) [   ]

11.  Percent of Class Represented by Amount in Row (9)
     Less than 1%(2)

12.  Type of Reporting Person (See Instructions)
     HC; CO

--------------------
(2) Based on 34,799,758 shares of common stock of The Management Network Group, Inc. outstanding as of August 14, 2009.

CUSIP No. 561693102

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
     Paul J. Solit

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [   ]
     (b) [   ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
     U.S.

Number of          5.   Sole Voting Power
Shares                  23,700 shares of common stock
Beneficially
Owned by           6.   Shared Voting Power
Each                    2,204,825 shares of common stock
Reporting
Person With        7.   Sole Dispositive Power
                        23,700 shares of common stock

                   8.   Shared Dispositive Power
                        2,204,825 shares of common stock

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,228,525 shares of common stock

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) [   ]

11.  Percent of Class Represented by Amount in Row
     (9) 6.4%(3)

12.  Type of Reporting Person (See Instructions)
     IN; HC

--------------------
(3) Based on 34,799,758 shares of common stock of The Management Network Group, Inc. outstanding as of August 14, 2009.

Item 1.

           (a)  Name of Issuer
                The Management Network Group, Inc. ("TMNG")

           (b) Address of Issuer's Principal Executive Offices 7300 College Blvd., Suite 302
                Overland Park, KS 66210

Item 2.

           (a)  Name of Person Filing This statement is being filed by
                  (i) Potomac Capital Management LLC;
                 (ii) Potomac Capital Management II, LLC; and
                (iii) Paul J. Solit.

           (b)  Address of Principal Business Office or, if none, Residence
                (i), (ii), and (iii)
                825 Third Avenue, 33rd Floor
                New York, New York 10022

           (c)  Citizenship
                  (i) New York
                 (ii) New York
                (iii) U.S.

           (d)  Title of Class of Securities
                Common Stock

           (e)  CUSIP Number
                561693102

Item 3.    Not Applicable

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Potomac Capital Management LLC

           (a)  Amount beneficially owned:
                2,016,818

           (b)  Percent of class:
                5.80%

           (c)  Number of shares as to which the person has:
                  (i) Sole power to vote or to direct the vote
                      2,016,818
                 (ii) Shared power to vote or to direct the vote
                      0
                (iii) Sole power to dispose or to direct the disposition of
                      2,016,818

Potomac Capital Management II, LLC

           (a)  Amount beneficially owned:
                188,007

           (b)  Percent of class:
                Less than 1%

           (c)  Number of shares as to which the person has:
                  (i) Sole power to vote or to direct the vote
                      188,007
                 (ii) Shared power to vote or to direct the vote
                      0
                (iii) Sole power to dispose or to direct the disposition of
                      188,007

Paul J. Solit

           (a)  Amount beneficially owned:
                2,228,525

           (b)  Percent of class:
                6.4%

           (c)  Number of shares as to which the person has:
                 (i) Sole power to vote or to direct the vote
                     23,700
                (ii) Shared power to vote or to direct the vote
                     2,204,825
               (iii) Sole power to dispose or to direct the disposition of
                     23,700

Item 5.    Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
           See Exhibit A attached hereto.

Item 8.    Identification and Classification of Members of the Group
           Not Applicable.

Item 9.    Notice of Dissolution of Group
           Not Applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 28th day of September, 2009

                                          POTOMAC CAPITAL MANAGEMENT LLC
                                          By:   /s/ Paul J. Solit
                                                -------------------------------
                                                Paul J. Solit, Managing Member

                                          POTOMAC CAPITAL MANAGEMENT II, LLC
                                          By:   /s/ Paul J. Solit
                                                -------------------------------
                                                Paul J. Solit, Managing Member

                                          PAUL J. SOLIT
                                          By:   /s/ Paul J. Solit
                                                -------------------------------
                                                Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

Exhibit B    Joint Filing Agreement dated September 28, 2009 among Potomac
             Capital Management LLC, Potomac Capital Management II, LLC, and
             Paul J. Solit.